Exhibit 1

Press Release

RedHill Biopharma Completes Enrollment for COVID-19 U.S.
Phase 2 Study with Opaganib – Data Expected in the Coming
Weeks

Enrollment completed in the U.S. Phase 2 study evaluating opaganib’s safety and initial efficacy signal in 40 hospitalized patients with severe COVID-19 pneumonia
--
A parallel global Phase 2/3 study with orally administered opaganib for severe COVID-19 is approximately 50% enrolled - on track to enroll all 270 patients and report topline data in Q1/2021
--
Potential emergency use applications expected as early as Q1/2021
--
Opaganib’s unique dual anti-inflammatory and antiviral activity acts on the cause and effect of
COVID-19 disease with host cell targeting, minimizing potential for resistance due to viral mutations

TEL AVIV, Israel and RALEIGH, NC, November 16, 2020, RedHill Biopharma Ltd. (Nasdaq: RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company, today announced that the U.S. Phase 2 study with opaganib (Yeliva®, ABC294640)1 in patients hospitalized with severe COVID-19 pneumonia has completed enrollment of the last patient in the study. The study is not powered for statistical significance. Topline data is expected in the coming weeks.

“Completing enrollment in this U.S. Phase 2 study of orally administered opaganib in severe COVID-19 is a key milestone, indicating that we are just weeks away from important safety data and increased understanding of the potential of opaganib. In parallel, our global Phase 2/3 study is approximately 50% enrolled and is expected to undergo its first pre-planned safety analysis in the coming days and report topline data in the first quarter of 2021. We are compiling a robust data set to support the planned emergency use applications, expected as early as next quarter, subject to study success.” said Mark L. Levitt, MD, Ph.D., Medical Director at RedHill. “Opaganib has a demonstrated unique dual mode of action that is both anti-inflammatory and antiviral – acting on the cause and the effect of COVID-19. Moreover, opaganib acts on a host cell component involved in viral replication and not the virus itself, which could minimize issues of resistance due to emergence of viral mutations. In light of the encouraging data from patients with severe COVID-19 treated with opaganib under compassionate use2 and the potent anti-SARS-CoV-2 activity that opaganib has demonstrated in vitro, we are excited to see the data from the U.S. Phase 2 study and look to rapidly complete the global Phase 2/3 development program for opaganib toward potential emergency use authorization applications.”

The randomized, double-blind, placebo-controlled Phase 2 study with opaganib (NCT04414618) enrolled 40 patients in clinical sites across the U.S. The study is not powered for statistical significance and is focused on safety evaluation and identifying a signal of efficacy. Patients in the study were randomized at a 1:1 ratio to receive either opaganib or placebo on top of standard-of-care. The primary objective of the study is to evaluate the reduction in total oxygen requirement over the course of treatment for up to 14 days. Secondary endpoints include time to 50% reduction in oxygen requirements, the proportion of patients without fever at Day 14, and proportion with negative nasal swabs at Day 14.

In parallel, the global Phase 2/3 study with opaganib in patients with severe COVID-19 pneumonia (NCT04467840) is approximately 50% enrolled and is expected to report topline data in the first quarter of 2021. The study is being conducted across 21 clinical sites and is on track to enroll up to 270 patients. A first unblinded review of safety data from the first 70 patients enrolled in the study by an independent Data and Safety Monitoring Board (DSMB) is expected in the coming days. An unblinded futility interim analysis will be conducted by the DSMB in the coming weeks, evaluating data from the first 135 subjects that have reached the primary endpoint. This study is focused on, and powered for, efficacy evaluation. The study has been approved in the UK, Italy, Russia, Mexico, Brazil and Israel, with further expansion ongoing.

The clinical studies with opaganib are intended to support potential emergency use applications as early as the first quarter of 2021, subject to positive results.

About Opaganib (ABC294640, Yeliva®)
Opaganib, a new chemical entity, is a proprietary, first-in-class, orally administered, sphingosine kinase-2 (SK2) selective inhibitor with demonstrated dual anti-inflammatory and antiviral activity that targets a host cell component of viral replication, potentially minimizing the likelihood of viral resistance. Opaganib has also shown anticancer activity and has the potential to target multiple oncology, viral, inflammatory, and gastrointestinal indications.

Opaganib received Orphan Drug designation from the U.S. FDA for the treatment of cholangiocarcinoma and is being evaluated in a Phase 2a study in advanced cholangiocarcinoma and in a Phase 2 study in prostate cancer. Opaganib is also being evaluated in a global Phase 2/3 study and a U.S. Phase 2 study for the treatment of COVID-19.

Preclinical data have demonstrated both anti-inflammatory and antiviral activities of opaganib, with the potential to reduce inflammatory lung disorders, such as pneumonia, and mitigate pulmonary fibrotic damage. Opaganib demonstrated potent antiviral activity against SARS-CoV-2, the virus that causes COVID-19, completely inhibiting viral replication in an in vitro model of human lung bronchial tissue. Additionally, preclinical in vivo studies3 have demonstrated that opaganib decreased fatality rates from influenza virus infection and ameliorated Pseudomonas aeruginosa-induced lung injury by reducing the levels of IL-6 and TNF-alpha in bronchoalveolar lavage fluids.

Opaganib was originally developed by U.S.-based Apogee Biotechnology Corp. and completed multiple successful preclinical studies in oncology, inflammation, GI, and radioprotection models, as well as a Phase 1 clinical study in cancer patients with advanced solid tumors and an additional Phase 1 study in multiple myeloma.

Under a compassionate use program, COVID-19 patients (as classified by the WHO ordinal scale) were treated with opaganib in a leading hospital in Israel. Data from the treatment of these first patients with severe COVID-19 with opaganib have been published2. Analysis of treatment outcomes suggested substantial benefit to patients treated with opaganib under compassionate use in both clinical outcomes and inflammatory markers as compared to a retrospective matched case-control group from the same hospital. All patients in the opaganib-treated group were discharged from hospital on room air without requiring intubation and mechanical ventilation, whereas 33% of the matched case-control group required intubation and mechanical ventilation. Median time to weaning from high-flow nasal cannula was reduced to 10 days in the opaganib-treated group, as compared to 15 days in the matched case-control group.

The development of opaganib has been supported by grants and contracts from U.S. federal and state government agencies awarded to Apogee Biotechnology Corp., including from the NCI, BARDA, the U.S. Department of Defense and the FDA Office of Orphan Products Development.

The ongoing studies with opaganib are registered on www.ClinicalTrials.gov, a web-based service by the U.S. National Institute of Health, which provides public access to information on publicly and privately supported clinical studies.

About RedHill Biopharma
RedHill Biopharma Ltd. (Nasdaq: RDHL) is a specialty biopharmaceutical company primarily focused on gastrointestinal and infectious diseases. RedHill promotes the gastrointestinal drugs, Movantik® for opioid-induced constipation in adults with non-cancer pain4, Talicia® for the treatment of Helicobacter pylori (H. pylori) infection in adults5, and Aemcolo® for the treatment of travelers’ diarrhea in adults6. RedHill’s key clinical late-stage investigational development programs include: (i) RHB-204, with a planned Phase 3 study for pulmonary nontuberculous mycobacteria (NTM) infections; (ii) opaganib (Yeliva®), a first-in-class SK2 selective inhibitor targeting multiple indications with a Phase 2/3 program for COVID-19 and Phase 2 studies for prostate cancer and cholangiocarcinoma ongoing; (iii) RHB-104, with positive results from a first Phase 3 study for Crohn's disease; (iv) RHB-102 (Bekinda®), with positive results from a Phase 3 study for acute gastroenteritis and gastritis and positive results from a Phase 2 study for IBS-D; (v) RHB-107, a Phase 2-stage first-in-class, serine protease inhibitor, targeting cancer and inflammatory gastrointestinal diseases and is also being evaluated for COVID-19 and (vi) RHB-106, an encapsulated bowel preparation. More information about the Company is available at www.redhillbio.com.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words and includes statements regarding the timing of the reporting of data from the U.S. Phase 2 trial evaluating opaganib, the timing of potential emergency use applications of opaganib. Reporting of topline data, safety analysis and of unblinded futility interim analysis for the global Phase 2/3 study with opaganib. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control and cannot be predicted or quantified, and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, the risk that the Company’s Phase 2/3 study evaluating opaganib will not be successful; the risk of a delay in receiving data to support emergency use applications or in making such emergency use applications, if at all; the risk that the U.S. Phase 2 clinical study evaluating opaganib will not be successful and the risk that the reporting of data from this clinical study will be delayed if at all; the risk that the Company will not initiate the Phase 2/3 study for opaganib in certain geographies, will not expand this study to additional countries and that it will not be successful and that enrollment, reporting of topline data, safety analysis and/or unblinded futility interim analysis will be delayed; the risk that other COVID-19 patients treated with opaganib will not show any clinical improvement; the development risks of early-stage discovery efforts for a disease that is still little understood, including difficulty in assessing the efficacy of opaganib for the treatment of COVID-19, if at all; intense competition from other companies developing potential treatments and vaccines for COVID-19; the effect of a potential occurrence of patients suffering serious adverse events using opaganib under compassionate use programs, as well as risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company’s research, manufacturing, preclinical studies, clinical trials, and other therapeutic candidate development efforts, and the timing of the commercial launch of its commercial products and ones it may acquire or develop in the future; (ii) the Company’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials (iii) the extent and number and type of additional studies that the Company may be required to conduct and the Company’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company’s therapeutic candidates and Talicia®; (v) the Company’s ability to successfully commercialize and promote Movantik®, Talicia® and Aemcolo®; (vi) the Company’s ability to establish and maintain corporate collaborations; (vii) the Company's ability to acquire products approved for marketing in the U.S. that achieve commercial success and build and sustain its own marketing and commercialization capabilities; (viii) the interpretation of the properties and characteristics of the Company’s therapeutic candidates and the results obtained with its therapeutic candidates in research, preclinical studies or clinical trials; (ix) the implementation of the Company’s business model, strategic plans for its business and therapeutic candidates; (x) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and commercial products and its ability to operate its business without infringing the intellectual property rights of others; (xi) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (xii) estimates of the Company’s expenses, future revenues, capital requirements and needs for additional financing; (xiii) the effect of patients suffering adverse events using investigative drugs under the Company's Expanded Access Program; and (xiv) competition from other companies and technologies within the Company’s industry. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on March 4, 2020. All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement, whether as a result of new information, future events or otherwise unless required by law.

Company contact: Adi Frish Chief Corporate & Business Development Officer RedHill Biopharma +972-54-6543-112 adi@redhillbio.com	Media contact (U.S.): Bryan Gibbs Vice President Finn Partners +1 212 529 2236 bryan.gibbs@finnpartners.com

1 Opaganib is an investigational new drug, not available for commercial distribution.
2 Kurd R, Ben-Chetrit E, Karameh H, Bar-Meir M, Compassionate Use of Opaganib For Patients with Severe COVID-19. medRxiv 2020.06.20.20099010; doi: https://doi.org/10.1101/2020.06.20.20099010
3 Xia C. et al. Transient inhibition of sphingosine kinases confers protection to influenza A virus infected mice. Antiviral Res. 2018 Oct; 158:171-177. Ebenezer DL et al. Pseudomonas aeruginosa stimulates nuclear sphingosine-1-phosphate generation and epigenetic regulation of lung inflammatory injury. Thorax. 2019 Jun;74(6):579-591.
4 Full prescribing information for Movantik® (naloxegol) is available at: www.Movantik.com.
5 Full prescribing information for Talicia® (omeprazole magnesium, amoxicillin and rifabutin) is available at: www.Talicia.com.
6 Full prescribing information for Aemcolo® (rifamycin) is available at: www.Aemcolo.com.